EXHIBIT 3.1.6

AMERICAN TECHNOLOGY CORPORATION

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Elwood G. Norris certifies that:

1. He is the Chief Executive Officer of American Technology Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

2. RESOLVED, that the first paragraph of ARTICLE FIFTH of the Certificate of Incorporation of this corporation be amended to provide as set forth below, and such provisions shall supercede the first paragraph of ARTICLE FIFTH of the existing Certificate of Incorporation in its entirety:

“FIFTH. The aggregate number of shares of capital stock of all classes which the Corporation shall have authority to issue is FIFTY-FIVE MILLION (55,000,000), of which FIFTY MILLION (50,000,000) shares having a par value of $.00001 per share shall be of a class designated “Common Stock” (or “Common Shares”), and FIVE MILLION (5,000,000) shares having a par value of $.00001 per share shall be of a class designated “Preferred Stock” (or “Preferred Shares”). All shares of the Corporation shall be issued for such consideration or considerations as the Board of Directors may from time to time determine. The designations, voting powers, preferences, optional or other special rights and qualifications, limitations, or restrictions of the above classes of stock shall be as follows:”

3. RESOLVED, that Section 4(a) of the Certificate of Designations of Series D Preferred Stock filed with the Secretary of State of the State of Delaware on May 3, 2002 (the “Series D Certificate of Designation”) be amended to provide as set forth below, and such provisions shall supercede Section 4(a) of the existing Series D Certificate of Designation in its entirety:

“(a) Voting. Each holder of shares of Series D Preferred Stock shall be entitled to one (1) vote for each share of Common Stock then issuable upon conversion of each share of Series D Preferred Stock thereof held on any matter submitted to the Corporation’s stockholders for their approval or consent, provided, however, that the number of such votes for each holder of Series D Preferred Stock shall in no event exceed the number of votes obtained by multiplying the number of shares of Series D Preferred Stock held by the fraction obtained by dividing the Original Issue Price by $4.03 (as adjusted for any stock splits, reorganizations, dividends, recapitalizations and the like). Except as otherwise required by law or expressly provided herein, the holders of the Series D Preferred Stock shall vote equally with the shares of Common Stock of the Company and not as a separate class on any matter to voted upon by the stockholders of the Company.”

4. RESOLVED, that Section 5(l) of the Series D Certificate of Designation be amended to provide as set forth below, and such provisions shall supercede Section 5(l) of the existing Series D Certificate of Designation in its entirety:

“(l) Limitation on Issuance of Conversion Shares; Redemption. Notwithstanding any adjustment of the Conversion Price made under this Section 5, and except as provided below, the Corporation shall not be obligated to issue upon conversion of the Series D Preferred Stock, in the aggregate, more than that number of shares of Common Stock, which when added to the maximum number of shares of Common Stock issuable upon exercise of all warrants issued by the Corporation in connection with the sale of the Series D Preferred Stock, is equal to 19.99% of the number of shares of Common Stock of the Corporation outstanding on the Original Issue Date (such amount to be proportionately and equitably adjusted from time to time in the event of stock splits, stock dividends, combinations, reverse stock splits, reclassifications, capital reorganization and similar events relating to the Common Stock) (the “Maximum Share Amount”) if the issuance of shares of Common Stock in excess of the Maximum Share Amount (such number of excess shares referred to in the aggregate as the “Excess Shares”) would constitute a breach or violation of the Corporation’s obligations under the rules or regulations of Nasdaq or any other principal securities exchange or market upon which the Common Stock is or becomes traded (the “Exchange Rules”). To the extent the Corporation will be required, or it appears likely to the Board of Directors of the Corporation that it will be required, to issue any Excess Shares as a result of an adjustment to the Conversion Price, the Corporation shall, at its option, either (i) promptly take such action that would enable it to issue such Excess Shares without breaching or violating any Exchange Rules, including without limitation, obtaining stockholder approval, or (ii) redeem the Excess Shares at a redemption price equal to the Conversion Price. The number of shares comprising the Maximum Share Amount (and if applicable, any Excess Shares to be issued) shall be allocated among the holders of the shares of Series D Preferred Stock pro rata based on the total number of shares of Series D Preferred Stock then outstanding.”

5. The foregoing Certificate of Amendment of the Certificate of Incorporation has been duly approved by the Board of Directors.

6. The foregoing amendment of the Certificate of Incorporation has been duly approved by vote of the required number of shares of common stock and Series D Preferred Stock of the Company pursuant to Sections 228(a) and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Certificate of Amendment of the Certificate of Incorporation has been executed by the Chief Executive Officer of the Company on this 26th day of September, 2002.

AMERICAN TECHNOLOGY CORPORATION

Elwood G. Norris Chief Executive Officer